UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41661

JIN MEDICAL INTERNATIONAL LTD.

(Exact name of registrant as specified in its charter)

No. 33 Lingxiang Road, Wujin District

Changzhou City, Jiangsu Province

People's Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Completion of Kangma Equity Transfer

As previously disclosed in the Report of Foreign Private Issuer on Form 6-K furnished by JIN MEDICAL INTERNATIONAL LTD. (the “Company”) to the Securities and Exchange Commission on September 24, 2026, the Company completed the closing (the “Closing”) of the transactions contemplated by the VIE Control Master Acquisition Agreement, dated September 8, 2026 (the “Acquisition Agreement”). At the Closing, the transfer of Changzhou Zhongjin Medical Co., Ltd.’s (“Changzhou Zhongjin”) 80% equity interest in Zhongjin Kangma Information Technology (Jiangsu) Co., Ltd. (the “Kangma Equity”) remained outstanding.

On October 19, 2026, the transfer of the Kangma Equity was completed in accordance with the Acquisition Agreement and the related Zhongjin Kangma Equity and Debt Transfer Agreement.

As a result of the completion of the Kangma Equity transfer, the Company is not required to issue the 622,123 Class A ordinary shares previously contemplated as substitute consideration in the event that the Kangma Equity transfer was not completed by October 31, 2026. The completion of the Kangma Equity transfer does not result in any additional share issuance or change to the aggregate consideration under the Acquisition Agreement.

Incorporation by Reference

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-288314) of the Company, initially filed with the U.S. Securities and Exchange Commission on June 25, 2025, and into each prospectus or prospectus supplement outstanding under the foregoing registration statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIN MEDICAL INTERNATIONAL LTD.

By:	/s/ Erqi Wang
Name:	Erqi Wang
Title:	Chief Executive Officer and Director

Date: October 30, 2026

2